Filed by CBOT Holdings, Inc.

Subject Company—CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

88
The following letter and accompanying Question and Answer document were distributed to Full and Associate Members of the CBOT and made available to all CBOT members on the CBOT’s intranet site, MemberNet, on March 7, 2005.

Charles P. Carey Chairman of the Board	Bernard W. Dan President and Chief Executive Officer

March 7, 2005

Dear Members:

By now you should have received the proxy statement and prospectus that describes the Chicago Board of Trade’s proposed restructuring transactions, including the demutualization. We want to thank those of you who have already returned your proxy. And, for those of you who have not yet sent in your proxy, we urge you to do so in a timely manner. In addition, you will have the opportunity to vote in person on the restructuring transactions at a special meeting of the members on Thursday, April 14, 2005.

Attached you will find a Question & Answer document, designed to help answer questions you may have regarding the CBOT’s proposed restructuring transactions. As we have said in the past, the proposed restructuring transactions are designed to enhance the Exchange’s competitive position, while also preserving the ability to provide you and our customers with trading benefits and other opportunities.

Within the next few weeks, we will be hosting two member meetings designed to answer any outstanding questions about the proposed restructuring transactions. The first meeting will take place this week, Thursday, March 10, in the CBOT Visitor’s Center on the 5th floor at 2:15 p.m. A second meeting will be held on Wednesday, March 23, at 2:15 p.m. If you are unable to attend the meetings in person you can listen live via MemberNet.

Should you have additional questions not included the Question and Answer document, you can e-mail them to the Exchange via MemberNet or contact Assistant General Counsel John Burda 312-435-7105 or Vice President & Exchange Secretary Paul Draths at 312-435-3605.

The proposed restructuring transactions, including the demutualization, into a for-profit company is a critical step in the Exchange’s efforts to maximize the value of its business. Thank you for your participation in this historic process at the CBOT, and we appreciate your support.

Regards,

/S/ CHARLES P. CAREY	/S/ BERNARD W. DAN
Charles P. Carey	Bernard W. Dan

Attached

141 W. Jackson Blvd.

Chicago, Illinois 60604-2994

312 435-3500

Fax 312 341-3392

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. In addition, CBOT members may obtain free copies of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT from CBOT Holdings by directing a request to the Secretary’s Office.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

R E S T R U C T U R I N G

Questions and Answers

MARCH 7, 2005

R E S T R U C T U R I N G

Questions and Answers

The following “Questions and Answers” summarize certain aspects of the restructuring transactions that Full and Associate Members will be asked to approve at the upcoming special meeting of the CBOT membership, to be held on April 14, 2005. These Questions and Answers do not purport to be a complete description of the restructuring transactions. In addition, the inclusion of a particular question and answer to the exclusion of others does not indicate that the matters discussed in the Questions and Answers are more or less important to a decision whether to vote in favor of the propositions relating to the restructuring transactions.

As described more fully below, it will require two approvals by Full and Associate Members in order for us to conduct an initial public offering, or “IPO.” The first required approval is the approval by Full and Associate Members of the restructuring transactions, which contemplates the “demutualization” of the CBOT (upon completion of which only CBOT members will be shareholders) and related modernization of the corporate governance structure of the CBOT. In addition, the restructuring transactions contemplate the creation of a framework that would in the future facilitate an IPO. However, a second approval by the Full and Associate Members (as stockholders of the demutualized CBOT) will be required before an IPO may be conducted. For purposes of clarity, you should be aware that, at this time, Full and Associate Members are only being asked for the first approval; that is, approval of the restructuring transactions, including the demutualization and related modernization of our corporate governance structure. Full and Associate Members are not at this time being asked to provide the second approval or otherwise authorize the CBOT’s board of directors to approve an IPO as part of the restructuring transactions.

Please refer to the Registration Statement on Form S-4, Registration No. 333-72184, including a proxy statement and prospectus, filed with the Securities and Exchange Commission by CBOT Holdings, Inc. For a more complete description of the restructuring transactions, you may also refer to other documents that CBOT Holdings or the CBOT has filed or will file with the Securities and Exchange Commission at www.sec.gov. A copy of the proxy statement and prospectus included in the Registration Statement has previously been sent to you.

Member meetings have been scheduled for Thursday, March 10, 2005, and Wednesday, March 23, 2005 to address any additional questions you may have regarding the restructuring transactions.

1.	What are the restructuring transactions?

The “restructuring transactions” that Full and Associate Members will be asked to approve are designed to:

•	demutualize our organization by creating a stock, for-profit holding company, known as “CBOT Holdings,” and distributing shares of common stock of CBOT Holdings to our members, while maintaining the CBOT as a nonstock subsidiary of CBOT Holdings, known as the “CBOT subsidiary,” in which members will retain trading rights identical to their trading rights prior to the completion of the restructuring transactions;

•	modernize our corporate governance structure by, among other things, adopting new mechanisms for initiating and voting on stockholder and member proposals, providing for a modest reduction in the size of our board of directors, and modifying the nomination and election process for directors, as well as the terms of office and qualifications of directors; and

•	create a framework to facilitate public markets for equity securities of CBOT Holdings, capital-raising transactions and other securities issuances following a potential subsequent approval by the stockholders of CBOT Holdings.

2.	What matters will Full and Associate Members be asked to approve as part of the restructuring transactions?

Full and Associate Members are being asked to approve the restructuring transactions by voting on the following five propositions:

•	the approval of the agreement and plan of merger relating to the merger of a newly formed, wholly-owned merger subsidiary of the CBOT with and into the CBOT, which will facilitate the demutualization of the CBOT;

•	the approval of new bylaws of the CBOT, which will become the bylaws of the CBOT subsidiary, and certain technical amendments to the current CBOT bylaws identifying the CBOT members as “members” for purposes of Delaware corporation law;

•	the approval and ratification of the settlement allocation established by the terms of the settlement agreement (as described in the response to Question 11);

•	the approval and ratification of the agreements among the CBOT, CBOT Holdings and CBOE relating to the CBOE exercise right; and

•	the approval and ratification of changes to our corporate governance structure, including the ability to issue capital stock and pay dividends, new voting rights, new charter and bylaw amendment procedures, new board classification, new director nomination procedures and elimination of action by written consent.

3.	Do all five propositions need to pass in order for the demutualization plan to be approved?

Yes.

4.	What vote is required to approve the restructuring transactions?

The first proposition — that is, the proposition seeking approval of the agreement and plan of merger of the newly formed merger subsidiary of the CBOT with and into the CBOT— will be approved if a majority of the entire voting power of Full and Associate Members, voting together as a single class based upon their respective voting rights (that is, 1 vote for each Full Membership and 1/6 vote for each Associate Membership), vote in favor of the approval of such proposition. As a result of Delaware law, the number of votes required to approve this proposition is higher than we have historically been required to obtain to approve changes to our bylaws, rules and regulations. Accordingly, all Full and Associate Members are strongly encouraged to vote.

The other propositions will be approved if Full and Associate Members, voting together as a single class based upon their respective voting rights, cast at least 300 votes at the special meeting, in person or by proxy ballot, and at least a majority of the votes cast are in favor of such propositions.

5.	When, where, and how can Full and Associate Members vote?

Full and Associate Members’ proxy ballots may be submitted to the Secretary’s Office by mail or delivery until 2:15 p.m., Central Time, on April 14, 2005. Members also may deposit their proxy ballots in the ballot box, which will be located in the Fourth Floor Lobby of the CBOT between 8:00 a.m. and 2:15 p.m., Central Time, on April 14, 2005. Members may vote in person at the special meeting, which will be held for this purpose, at 2:30 p.m., Central Time, on April 14, 2005 in the Fifth Floor Visitor Center Theater.

Note: For proxy ballot voting, only original proxy ballots bearing actual signatures can be counted. The CBOT’s charter, bylaws or rules and regulations do not provide for proxy voting by facsimile or e-mail.

6.	How is this voting process different from what we have done in the past?

This voting process is no different from the voting process that has been in effect at the CBOT for the past several years. It will be conducted in accordance with the CBOT’s current charter, bylaws, rules and regulations and applicable law.

7.	Who will be entitled to vote?

All individuals who are Full and/or Associate Members in good standing on April 14, 2005 will be eligible to vote.

8.	How will I be notified of the outcome of the vote?

We will announce the results of the vote on the restructuring transactions via press release, the CBOT Information Hotline (847-326-0926), MemberNet, cbot.com and by Notice on the Floor.

9.	What are the objectives of the restructuring transactions?

We believe that the completion of the restructuring transactions will enable us to enhance our competitiveness within the futures industry, including within both the open outcry and electronic trading markets, while preserving our ability to provide trading benefits and opportunities to our members. In addition, we believe that the restructuring transactions will allow us to:

•	maximize the value of our business by adopting a for-profit approach to business with a goal of increasing volume, efficiency and liquidity in the markets we provide;

•	increase our ability to respond more efficiently to changes within the industry, markets and regulations that govern us by modernizing our corporate governance structure;

•	segregate more easily our different lines of business into separate subsidiaries through a holding company structure, which could provide greater flexibility in administration and allow these subsidiaries to focus more effectively on particular markets, products or services;

•	distribute profits from the operation of our business through payment of dividends to stockholders of CBOT Holdings; and

•	create a framework to facilitate public markets for the equity securities of CBOT Holdings, capital-raising transactions and other securities issuances following a potential subsequent approval by the stockholders of CBOT Holdings.

Notwithstanding the foregoing, you should be aware that it is currently not anticipated that CBOT Holdings will pay dividends on its common stock in the foreseeable future; however, CBOT Holdings may later determine to do so.

10.	What will members hold immediately following the completion of the restructuring transactions?

Upon approval and the completion of the restructuring transactions, members will generally hold a combination of interests consisting of:

•	shares of Class A common stock of CBOT Holdings, designated in three series, to be known as Series A-1, A-2 and A-3; and

•	one of the five series of Class B memberships in the CBOT Subsidiary that corresponds to the class of CBOT membership currently held and its accompanying trading rights.

The following table shows what CBOT members will receive:

Current Class of CBOT Membership	Number of Current Members (As of February 14, 2005)	Shares of Class A Common Stock of CBOT Holdings to be Received for each Current CBOT Membership	Memberships in the CBOT Subsidiary to be Received for each Current CBOT Membership
Full[1]	1,402		1 Series B-1
Series A-1		9,114
Series A-2		9,112
Series A-3		9,112

Total		27,338
Associate	804		1 Series B-2
Series A-1		3,334
Series A-2		3,333
Series A-3		3,333

Total		10,000
GIM	126		1 Series B-3
Series A-1		1,668
Series A-2		1,666
Series A-3		1,666

Total		5,000
IDEM	641		1 Series B-4
Series A-1		368
Series A-2		366
Series A-3		366

Total		1,100
COM	643		1 Series B-5
Series A-1		834
Series A-2		833
Series A-3		833

Total		2,500

1 As described more fully in the responses to Questions 30 and 32, we do not believe the validity of the CBOE exercise right privilege held by Full Members will be affected by the completion of the restructuring transactions; thus, if you hold a Full Membership immediately prior to the completion of the restructuring transactions and have not previously requested that the CBOT issue to you the CBOE exercise right privilege associated with your Full Membership, you will continue to have the right to request that the CBOT issue to you the CBOE exercise right privilege following the completion of the restructuring transactions.

11.	How was the proposed allocation among members of Class A common stock of CBOT Holdings determined?

The methodology for allocating CBOT equity among the five classes of CBOT members was established by the terms of the settlement of the lawsuit brought in 2000 by certain Associate Members, GIMs, IDEMs and COMs. This lawsuit challenged a previously proposed methodology for allocating CBOT equity in connection with the restructuring of the CBOT, which had been developed and recommended by the independent allocation committee of the board of directors.

In February 2004, the CBOT and representatives of a certified class of plaintiffs of Associate Members, GIMs, IDEMs and COMs entered into an agreement to settle such lawsuit. This settlement agreement was approved by the Circuit Court of Cook County, Illinois in a final judgment order entered on September 20, 2004 as fair, adequate and reasonable and in the best interest of all CBOT members.

Under the terms of the settlement agreement, Full Members are to receive 77.65%, in the aggregate, of the CBOT equity to be distributed to CBOT members in the restructuring transactions, and Associate Members, GIMs, IDEMs and COMs are to receive 22.25%, in the aggregate, of the CBOT equity to be distributed to CBOT members, with the 22.25% to be allocated based on the following ratio: 1.00 : 0.50 : 0.11 : 0.25 to each Associate Member, GIM, IDEM and COM, respectively (the “settlement allocation”).

In addition, the settlement agreement provides for certain contractual rights of Associate Members, GIMs, IDEMs and COMs, including that the CBOT will not adopt any amendment to its charter, bylaws or rules and regulations that has an adverse effect on the trading rights of Associate Members, GIMs, IDEMs and COMs.

12.	Will the Class A common stock of CBOT Holdings be subject to transfer restrictions?

Yes. Upon approval and the completion of the restructuring transactions, the shares of Series A-1, A-2 and A-3 common stock of CBOT Holdings will generally be subject to a complete restriction on transfer. However, stockholders of CBOT Holdings may transfer all, but not less than all, of their shares of Series A-1, A-2 and A-3 common stock of CBOT Holdings if all such shares are transferred together with the Class B membership in the CBOT subsidiary associated with such shares. As such, the Class A common stock of CBOT Holdings and the Class B memberships in the CBOT subsidiary will effectively be “stapled” together. As a result, you would have to divest yourself of both your membership in the CBOT subsidiary and your shares of common stock of CBOT Holdings in order to transfer either your membership in the CBOT subsidiary or your common stock of CBOT Holdings.

13.	Will the Class B memberships in the CBOT subsidiary be subject to transfer restrictions?

Yes. Upon approval and the completion of the restructuring transactions, the Class B memberships in the CBOT subsidiary will also generally be subject to a complete restriction on transfer. However, Class B members of the CBOT subsidiary may transfer a Class B membership in the CBOT subsidiary if such Class B membership is transferred together with the shares of Series A-1, A-2 and A-3 common stock of CBOT Holdings associated with such Class B membership. As such, the Class A Common Stock of CBOT Holdings and the Class B

memberships in the CBOT subsidiary will effectively be “stapled” together. As a result, you would have to divest yourself of both your membership in the CBOT subsidiary and your shares of common stock of CBOT Holdings in order to transfer either your membership in the CBOT subsidiary or your common stock of CBOT Holdings.

14.	Will the transfer restrictions apply to transferees?

Yes. The transfer restrictions will apply to subsequent purchasers and transferees who purchase or receive a membership in the CBOT subsidiary and common stock of CBOT Holdings while the transfer restrictions are still in place.

15.	How will ownership of my shares of Class A common stock be evidenced?

Instead of receiving share certificates, you will receive account statements reflecting your respective ownership interest in shares of Class A common stock of CBOT Holdings. Your book-entry shares will be held for you with our transfer agent, ComputerShare Investor Services LLC, who will serve as the initial registrar for the Class A common stock of CBOT Holdings. However, any holder of Class A common stock of CBOT Holdings who would like to receive a physical certificate evidencing his or her shares of Class A common stock of CBOT Holdings will be able to obtain a certificate at any time by contacting the transfer agent.

16.	When will account statements be issued and what information will they contain?

It is expected that the initial account statements will be issued by the transfer agent within about 30 days after the restructuring transactions are completed. Thereafter, it is expected that account statements will be issued by the transfer agent quarterly. The account statement will separately indicate the total number of shares of Class A common stock of CBOT Holdings distributed to you. The statement will also describe the transfer restrictions applicable to the shares of Class A common stock of CBOT Holdings.

A W9 or W8 BEN (for those located outside of the United States) will be included in the mailing that accompanies your initial account statement. It is important to note that, if this form is not returned in accordance with the instructions provided at such time, it is possible that amounts may be withheld in respect of the proceeds of any sale of, or any distributions in respect of, the Class A common stock of CBOT Holdings.

17.	Will I be able to access share ownership information via the Internet?

The transfer agent will provide you with Internet access, via a self-assigned PIN, so that you may review your holdings on-line. We will also establish a link between the CBOT’s website and the website of the transfer agent.

18.	Will CBOT Holdings be able to conduct an IPO immediately following the completion of the restructuring transactions?

No. The restructuring transactions are designed to permit CBOT Holdings to create a framework to facilitate public markets for equity securities of CBOT Holdings and capital-raising transactions, such as an IPO, but only following a subsequent approval of the stockholders of CBOT Holdings. We often refer to this subsequent approval of the stockholders of CBOT

Holdings as the “second approval.” Full and Associate Members are not being asked to give a second approval in connection with the vote to approve the restructuring transactions.

19.	When does CBOT Holdings intend to solicit a second approval?

As described above, Full and Associate Members are not being asked to give a second approval in connection with the vote on the restructuring transactions. However, we currently intend to solicit a second approval from the CBOT Holdings stockholders as soon as reasonably practicable following the completion of the restructuring transactions. However, you should understand that we are not obligated to seek a second approval, and thus we cannot assure you as to whether or when it will occur. Further, even if we were to seek a second approval in the future, we cannot assure you that it would be obtained.

20.	How will I be able to buy or sell Class A common stock of CBOT Holdings and Class B memberships in the CBOT subsidiary?

We currently expect that, prior to the second approval, markets for combinations of Class A common stock of CBOT Holdings and Class B memberships in the CBOT subsidiary will develop that are similar to the current markets for CBOT memberships. However, as a result of the “stapling” of Class A common stock of CBOT Holdings to Class B memberships in the CBOT subsidiary, we do not expect the development of, nor will we make any efforts to facilitate, a market for Class A common stock of CBOT Holdings separate from Class B memberships in the CBOT subsidiary or a market for Class B memberships in the CBOT subsidiary separate from Class A common stock of CBOT Holdings prior to a second approval.

21.	What will be the value of my Class A common stock of CBOT Holdings and my Class B memberships in the CBOT subsidiary?

We have not determined the value of the CBOT in its current form as a nonstock, not-for-profit corporation or its value as a stock, for-profit holding company after the restructuring transactions. In addition, we have not determined the value of the Class A common stock of CBOT Holdings and Class B memberships in the CBOT subsidiary that will be issued to owners of the existing CBOT memberships in connection with the restructuring transactions. Further, because we do not expect that a market will develop prior to a second approval for Class A common stock of CBOT Holdings separate from Class B memberships in the CBOT subsidiary or a market for Class B memberships in the CBOT subsidiary separate from Class A common stock of CBOT Holdings, we do not believe that a market approach to valuing the separate interests will be feasible prior to a second approval.

22.	How will the restructuring transactions affect our organizational structure?

The following charts show, in simplified form, the structure of the CBOT and its subsidiaries before and immediately after the completion of the restructuring transactions:

Before the Restructuring Transactions

Immediately after the Restructuring Transactions

23..	How will my member rights change as a result of the completion of the restructuring transactions?

The following is a summary of certain of the changes in your rights and obligations expected to occur in connection with the completion of the restructuring transactions.

•	Ability to Pay Dividends. CBOT Holdings will be for-profit and will generally have the ability to declare and pay dividends to its common stockholders.

•	Voting Rights. As a holder of Class A common stock of CBOT Holdings, you will have the right to vote on all matters upon which stockholders of CBOT Holdings will be entitled to vote generally, including the election of directors. As such, GIMs, IDEMs and COMs will have the right to vote as holders of the Class A common stock of CBOT Holdings.

Series B-1 and B-2 members (Full and Associate Members) of the CBOT subsidiary will have the right to vote on certain matters reserved for the Series B-1 and B-2 members (Full and Associate Members) of the CBOT subsidiary, including amendments to the certificate of incorporation, amendments to the bylaws, which will include the rules and regulations, of the CBOT subsidiary that would adversely affect certain core rights associated with the members’ trading rights and privileges, which are described in the response to Question 26.

Although the current “petition process” of members will not continue to exist, CBOT Holdings, upon the written request of holders of 10% of the outstanding shares of Class A common stock, and the CBOT subsidiary, upon the written request of 10% of the voting power of all outstanding memberships, will be required to call a special meeting of the stockholders and members, respectively, where shareholder proposals may be considered and voted upon.

•	Amendments to the Charter and Bylaws. Amendments to the certificate of incorporation of CBOT Holdings must be adopted by the board of directors of CBOT Holdings and approved by a majority of the outstanding shares of Class A common stock of CBOT Holdings. Amendments to the certificate of incorporation of the CBOT subsidiary must be adopted by the board of directors and approved by a majority of the Series B-1 and B-2 memberships (Full and Associate Memberships) in the CBOT subsidiary, voting together as a single class based upon their respective voting rights.

The board of directors of CBOT Holdings will have the authority to adopt, amend or repeal the bylaws of CBOT Holdings without the approval of the stockholders. However, the Class A common stockholders of CBOT Holdings will be entitled to initiate and vote on, without the approval of the board of directors, proposals to adopt, amend or repeal the bylaws.

The board of directors of the CBOT subsidiary will have the authority to amend the bylaws, which will include the rules and regulations, of the CBOT subsidiary without the approval of the members, except for amendments that would adversely affect the core rights. In addition, Series B-1 and B-2 members (Full and Associate Members) of the

CBOT subsidiary will also have the exclusive right among members to initiate and vote on proposals to amend the bylaws of the CBOT subsidiary.

•	Size, Composition and Classification of Board of Directors. There will be a board of directors for both CBOT Holdings and the CBOT subsidiary rather than the single board of directors of the CBOT that exists today. We currently expect that the same persons will serve on both of these boards.

In connection with the 2006 annual election, the boards of directors of CBOT Holdings and the CBOT subsidiary will be reduced in size to 16 directors, classified into two classes, consisting of seven and eight directors, respectively, each elected to serve for two-year terms, and the President and Chief Executive Officer.

The boards of directors of CBOT Holdings and the CBOT subsidiary will then consist of the Chairman, the Vice-Chairman, the President and Chief Executive Officer (who will serve as a non-voting director), eight directors who will be Series B-1 members (Full Members) of the CBOT subsidiary (without regard to residency), two directors who will be Series B-2 members (Associate Members) in the CBOT subsidiary and three directors who will be independent. In order to facilitate this change, the terms of all then existing public directors will end in connection with the 2006 annual election.

•	Director Nomination Process. The holders of the Class A common stock of CBOT Holdings will elect five persons, four of whom must be Series B-1 members (Full Members) of the CBOT subsidiary and one of whom must be a Series B-2 member (Associate Member) of the CBOT subsidiary, to serve on the nominating committee. The nominating committee will recommend to the board of directors nominations of persons to stand for election as directors of CBOT Holdings.

If a stockholder satisfies certain advance notice requirements and delivers a petition executed by at least 40 persons, each of whom is both a holder of Class A common stock of CBOT Holdings and a Series B-1 member (Full Member) in the CBOT subsidiary, CBOT Holdings will, to the extent that it prepares and delivers a proxy statement and form of proxy, at its own expense, include the name of such nominee and all other information related to such nominee that is provided with respect to the board of directors’ nominees in such proxy statement and form of proxy.

24.	Will the restructuring transactions affect the current seat ownership requirements or current seat lease requirements for member firms?

No. The restructuring transactions will have no effect on the current seat ownership requirements or current seat lease requirements for both clearing and non-clearing member firms.

25.	How will the restructuring transactions affect member firms?

The current ownership requirements in place to maintain member firm status at the CBOT will not change as a result of completion of the restructuring transactions. Member firms that are currently required to have certain Full and/or Associate Memberships registered on their behalf will continue to be required to have the bundled or “stapled” Class A common stock of CBOT Holdings and Class B memberships in the CBOT subsidiary that will be received in exchange for such memberships registered on their behalf, in order to maintain member firm status.

26.	What aspects of the restructuring transactions are intended to help preserve our ability to provide member benefits and opportunity?

The restructuring transactions contemplate that the members of the CBOT subsidiary will retain certain key rights that are designed to enable members to benefit from potential increases in the value of our business while preserving member benefits and opportunity until such time as a second approval occurs, if at all. These rights include the following:

•	Transfer Restrictions. As described in the responses to Questions 12 and 13, the restructuring transactions contemplate that there will be transfer restrictions applicable to the common stock of CBOT Holdings and the Class B memberships in the CBOT subsidiary, such that these interests will effectively be “stapled” together until such time as the stockholders of CBOT Holdings and the members of the CBOT subsidiary vote to remove them, subject to a second approval. This provision is intended to help ensure that only members of the CBOT subsidiary may be stockholders of CBOT Holdings.

•	Voting Rights of Series B-1 and Series B-2 members (Full and Associate Members) of the CBOT Subsidiary. The Series B-1 and Series B-2 members (Full and Associate Members) of the CBOT subsidiary will have the exclusive right among members to vote on any proposals to amend the certificate of incorporation of the CBOT subsidiary approved by the board of directors and to initiate and vote on, whether or not approved by the board of directors, proposals to amend the bylaws of the CBOT subsidiary.

In addition, the Series B-1 and Series B-2 members (Full and Associate Members) of the CBOT subsidiary can also make non-binding recommendations that the board of directors consider proposals that, as a matter of Delaware law, require the approval of the board of directors of the CBOT subsidiary.

•	Core rights of Series B-1 and Series B-2 members (Full and Associate Members) of the CBOT subsidiary. Series B-1 and Series B-2 members (Full and Associate Members) of the CBOT subsidiary will have the exclusive right among members to vote on proposals by the board of directors of the CBOT subsidiary to amend the bylaws of the CBOT subsidiary in a manner that would adversely affect the following core rights:

•	the allocation of products that a holder of a specific series of Class B membership in the CBOT subsidiary is permitted to trade on the exchange facilities of the CBOT subsidiary, e.g., the elimination of any product from a holder’s trading rights and privileges;

•	the requirement that, subject to certain limited exceptions agreed to by the CBOT and CBOE, holders of Class B memberships in the CBOT subsidiary will be charged transaction fees for trades of the CBOT subsidiary’s products for their accounts that are lower than the transaction fees charged to any participant who is not a holder of a Class B membership in the CBOT subsidiary for the same products;

•	the membership and eligibility requirements to become a Class B member of the CBOT subsidiary or to exercise the associated trading rights or privileges;

•	the commitment to maintain current open outcry markets so long as each such market is deemed liquid under the terms of the certificate of incorporation of the CBOT subsidiary; and

•	the requirement that any proposal to offer electronic trading between the hours of 6:00 a.m., Central Time, and 6:00 p.m., Central Time, of agricultural contracts or agricultural products currently traded on our open outcry markets be approved by the Series B-1 and Series B-2 members (Full and Associate Members) of the CBOT subsidiary.

•	Voting Rights of the Stockholders of CBOT Holdings. The holders of the Class A common stock of CBOT Holdings will have the right to vote on all matters upon which the stockholders of CBOT Holdings will be entitled to vote generally, including, among other things, the election of directors to the board of directors of CBOT Holdings.

In addition, the holders of Class A common stock of CBOT Holdings will have the right to vote on any proposal for a transaction either involving the sale of a significant amount of CBOT Holdings’ assets to a third party or in which CBOT Holdings proposes to acquire, invest in or enter into a business in competition with the CBOT subsidiary’s then existing business.

Further, it will require the consent of the Class A common stockholders of CBOT Holdings for CBOT Holdings, as the holder of the sole Class A membership in the CBOT subsidiary, to vote in favor of:

•	any merger of the CBOT subsidiary with a third party;

•	any transaction (or series of related transactions) involving the sale of a significant amount of the CBOT subsidiary’s assets to a third party;

•	any transaction (or series of related transactions) in which the CBOT subsidiary proposes to acquire, invest in or enter into a business in competition with the then existing business of the CBOT subsidiary; or

•	any dissolution or liquidation of the CBOT subsidiary.

Any amendment to the certificate of incorporation of CBOT Holdings will require the approval of the board of directors of CBOT Holdings and the approval of a majority of the voting power of the Class A common stockholders of CBOT Holdings. In addition, the board of directors of CBOT Holdings will have the authority to adopt, amend or repeal the bylaws of CBOT Holdings without the approval of stockholders.

The Class A common stockholders of CBOT Holdings will also have the right to initiate, without the approval of the board of directors of CBOT Holdings, proposals to adopt, repeal or amend the bylaws of CBOT Holdings. They may also make non-binding recommendations that the board of directors of CBOT Holdings consider proposals that, as a matter of Delaware law, require the approval of the board of directors of CBOT Holdings.

27.	How would my rights change after a second approval?

As described above, Full and Associate Members are not being asked to give a second approval in connection with the vote to approve the restructuring transactions. However, it is important for you to understand how your rights would change if a second approval were to occur because the framework for these changes is being established in connection with the restructuring transactions.

The restructuring transactions are designed to permit CBOT Holdings to create a framework to facilitate capital-raising transactions, including an IPO, following a potential subsequent approval of the stockholders of CBOT Holdings. In particular, certain changes to our corporate governance and capital structure would be implemented if and when the holders of at least a majority of the outstanding Class A common stock of CBOT Holdings approve a proposition to provide the board of directors of CBOT Holdings the authority to approve the issuance of additional authorized capital stock without further action by the stockholders. We refer to this approval as the “second approval.”

These changes would be implemented either at the time of a second approval or in connection with an IPO of CBOT Holdings, i.e., a public offering of Class A common stock of CBOT Holdings that has occurred after a second approval, which has been underwritten by one or more nationally recognized underwriting firms and following which shares of Class A common stock of CBOT Holdings are listed on a national securities exchange or quoted on the Nasdaq National Market System or any comparable system. This could be an offering of newly-issued shares by CBOT Holdings, an offering of shares owned by CBOT Holdings stockholders or a combination of both, as determined by the board of directors of CBOT Holdings.

These changes are generally designed to:

•	authorize the board of directors to approve the issuance of any additional authorized and unissued capital stock;

•	phase out the transfer restrictions applicable to the Series A-1, A-2 and A-3 common stock of CBOT Holdings 180, 360 and 540 days, respectively, following an IPO (or the third anniversary of a second approval, if there has not been an IPO by that time);

•	remove the transfer restrictions applicable to the Class B memberships in the CBOT subsidiary, which require that each Class B membership in the CBOT subsidiary be transferred only in connection with a transfer of the related restricted Class A common stock of CBOT Holdings;

•	restructure the boards of directors of CBOT Holdings and the CBOT subsidiary and implement new nomination procedures in connection with the election of directors to both boards of directors; and

•	eliminate the right of stockholders of CBOT Holdings to cause CBOT Holdings to call a special meeting of stockholders and increase the vote required for the holders of Class A common stock of CBOT Holdings to approve amendments to the certificate of incorporation of CBOT Holdings and certain significant corporate actions involving CBOT Holdings and the CBOT subsidiary.

28.	How are the restructurings transactions different than the demutualization and holding company reorganization undertaken by the CME?

As a general matter, there are many aspects of the corporate governance and capital structure of the CBOT following the completion of the restructuring transactions that are similar to the corporate governance and capital structures of the CME.

However, there are also many differences between the CBOT’s restructuring transactions and the restructurings completed by the CME. For example, the CME restructured into a stock, for-profit holding company with a stock subsidiary. Unlike our restructuring transactions, the CME members received two classes of stock: one representing their equity interests and the other representing their trading rights and privileges. In other words, they did not preserve the status of the subsidiary as a nonstock membership organization. Also, the CME did not require a second approval before the restructured company could take actions to facilitate the creation of public markets for its securities. Thus, without a second approval, the CME was able to conduct, and in fact conducted, public offerings of its securities in December 2001 and June 2002.

29.	How will the restructuring transactions affect our claims against the proceeds of memberships procedures?

The rules and regulations of the CBOT subsidiary will provide that the proceeds of any transfer of a combination of Class A common stock of CBOT Holdings and Class B membership in the CBOT subsidiary will be subject to the priority of payments provisions that are currently applicable to the transfer of CBOT memberships. You should be aware that, as a result of the restructuring transactions and the unique relationship of the Class A common stock of CBOT Holdings with the Class B memberships in the CBOT subsidiary, there is uncertainty as to whether the priority of payments provisions would be enforceable with respect to the Class A common stock of CBOT Holdings to the same extent as memberships in the CBOT today against certain creditors, including tax lien creditors, judgment lien creditors and bankruptcy trustees. Further, as a result of the stapling of Class A common stock of CBOT Holdings and Class B memberships in the CBOT subsidiary and the lack of a readily available mechanism for valuing these interests separately, there is uncertainty as to whether the priority of payments provisions will be enforceable with respect to the Class B memberships in the CBOT subsidiary to the same extent as memberships in the CBOT today.

30.	How will the restructuring transactions impact the CBOE exercise right?

We do not believe that the completion of the restructuring transactions should impact the validity of the CBOE exercise right of Full Members. However, in recognition of past claims made by the CBOE to the contrary and the history of disputes between the CBOT and CBOE concerning the nature and scope of the CBOE exercise right, we have entered into certain agreements with the CBOE. These agreements are designed to protect the CBOE exercise right from claims by the CBOE that the CBOE exercise right would be invalidated as a result of the CBOT having completed the restructuring transactions. However, the effectiveness of certain of the operative provisions of these agreements, including key provisions intended to prohibit the CBOE from challenging the validity of the CBOE exercise right based upon the completion of the restructuring transactions, is conditioned upon, among other things, SEC approval of the interpretations set forth in the agreements, as requested by the CBOE. The SEC approval condition and certain other conditions have not yet been satisfied, and we cannot assure you that these conditions will be satisfied prior to the completion of the restructuring transactions, if at all.

Under such circumstances, we cannot assure you that the CBOE will not challenge or interfere with the CBOE exercise right as a result of the completion of the restructuring transactions. Further, we cannot assure you that the CBOE will not challenge the CBOE exercise right in the future on the basis of circumstances other than those arising as a result of the completion of the restructuring transactions.

31.	If I am a Full Member, what will I need to hold in order to exercise and become a CBOE exerciser member following the completion of the restructuring transaction?

In order to exercise the right to become a member at the CBOE following the completion of the restructuring transactions, an individual must possess (by ownership, lease, or, in the case of shares, by pledge or assignment agreement): (a) 27,338 shares of Class A common stock of CBOT Holdings and (b) either (1) one Series B-1 membership (Full Membership) in the CBOT subsidiary that retains the right to have issued the CBOE exercise right privilege associated with it or (2) one Series B-1 membership (Full Membership) in the CBOT subsidiary and one issued and outstanding CBOE exercise right privilege.

32.	What will happen to my CBOE exercise right privilege in connection with the restructuring transactions?

As you may be aware, on February 12, 2004 the CBOT membership approved rule changes that permit the CBOT Full Members to provide the CBOT a written request to issue to such CBOT Full Member a CBOE exercise right privilege. A CBOE exercise right privilege is a CBOE exercise right that has been unbundled from the other rights and privileges associated with a Full Membership, which may be bought, sold or leased separate and apart from such Full Membership. If a holder of a CBOE exercise right privilege is also in possession, either as an owner or a delegate, of all of the other rights and privileges represented by a Full Membership, such holder may utilize the CBOE exercise right to exercise and become a member of the CBOE without having to purchase a membership on such exchange. Implementation of these rule changes to allow the “unbundling” of CBOE exercise right privileges remains pending to date.

If you hold a Full Membership immediately prior to the completion of the restructuring transactions and have not previously requested that the CBOT issue to you the CBOE exercise right privilege associated with your Full Membership, you will continue to have the right to request that the CBOT issue to you the CBOE exercise right privilege that will be associated with the Series B-1 membership (Full Membership) in the CBOT subsidiary that you will receive in exchange for your Full Membership following the completion of the restructuring transactions. If any CBOE exercise right privileges have been issued and are outstanding immediately prior to the completion of the restructuring transactions, such privileges will remain outstanding following the completion of the restructuring transactions.

33.	What is the status of the previously announced proposed offer by CBOE to purchase CBOE exercise right privileges?

As you are aware, the CBOE has publicly announced that it intends to make an offer to our Full Members to purchase, for cash, CBOE exercise right privileges through a modified “Dutch auction” process at a purchase price of $60,000 to $100,000 per CBOE exercise right privilege. We cannot assure you that the CBOE will actually make this offer to purchase or, if the CBOE does make this offer to purchase, that it will be made on these terms.

We are not sponsoring or otherwise endorsing the CBOE offer to purchase, and we make no recommendation whatsoever whether Full Members should participate in this offer to purchase if made. Further, we believe that the decision by the CBOE to proceed with its offer to purchase, or any regulatory process undertaken in connection with the offer to purchase, has no bearing on our ability to complete the restructuring transactions.

34.	How will lessors and delegates be affected by the restructuring transactions?

The restructuring transactions and, in particular, the exchange of memberships in the CBOT for memberships in the CBOT subsidiary, will not impact or render unenforceable valid lease agreements existing on the date the restructuring transactions are completed. We will continue to permit the leasing of memberships in accordance with our practices today.

35.	What are the tax implications of the restructuring transactions?

We have received a ruling from the Internal Revenue Service and an opinion from our restructuring tax counsel that, for U.S. federal income tax purposes, members will not recognize any gain or loss strictly as a result of receiving shares of Class A common stock of CBOT Holdings and Class B memberships in the CBOT subsidiary. Further, CBOT Holdings will not recognize any gain or loss strictly as a result of CBOT Holdings receiving the Class A membership in the CBOT subsidiary in connection with the restructuring transactions.

In general, your tax basis in your current CBOT membership will carry over to the property you receive in the restructuring transactions. If you sell the Class A common stock of CBOT Holdings, the Class B membership interest in the CBOT subsidiary or, to the extent applicable, the CBOE exercise right privilege, you and your tax adviser will need to determine the character of these items in your hands and your tax basis in them in order to determine the amount and character of any resulting gain or loss.

In general, your aggregate basis in your current CBOT membership is your original cost for the membership (increased by any contributions to the CBOT that you capitalized). While you should consult your own tax adviser in this regard, the IRS ruling would suggest that you should allocate this aggregate basis among the Class A common stock of CBOT Holdings, the Class B membership interest in the CBOT subsidiary and, to the extent applicable, the CBOE exercise right privilege, based upon their relative fair market values at the time you acquired your membership interest.

We do not maintain historic data that provides the values of the components of a CBOT membership interest. However, you and your tax adviser may identify an appropriate methodology for estimating the relative fair market values of the components at the time you acquired your membership. For example, when and if markets develop for the Class A common stock of CBOT Holdings, the Class B membership in the CBOT subsidiary and, to the extent applicable, the CBOE exercise right privilege, the separate trading prices will provide information on the current fair market value of the components. While not the same as fair market values at the time you acquired your membership interest, the current absolute values, and the current relative values, may be used in making a reasonable estimate of the historical fair market values.

Because of the complexity of the tax laws, and because the tax consequences of the restructuring transactions to you may be affected by matters not discussed in this document or the proxy statement and prospectus, you are urged to consult your own tax advisor with respect to your own particular circumstances and with respect to the specific tax consequences of the restructuring transactions to you.

36.	What are the accounting implications of the restructuring transactions?

Certain aspects of the restructuring transactions will be treated in a manner similar to a reorganization of entities under common control. Under this method of accounting, no gain or loss for accounting purposes will be recognized, and the assets and liabilities of the CBOT will each appear on the books of CBOT Holdings at the same recorded amounts as on the books of the CBOT.

37.	How can members ask additional questions about the proposals?

The proxy statement and prospectus previously distributed to you contains detailed, important information regarding the restructuring proposals and should contain the answers to your questions.

The following informational meetings have been scheduled, at which members will have the opportunity to discuss the proposals and have their questions answered.

Members are also encouraged to visit the restructuring section on MemberNet. Included in this section is an option for members to email their questions to the Chairman’s office. Answers to these questions will be made available at the member meetings to be held on each of:

•	Thursday, March 10, 2005; and

•	Wednesday, March 23, 2005.

Alternatively, members may contact CBOT staff members: Assistant General Counsel John Burda at 312-435-7105 or Secretary Paul Draths at 312-435-3605.

*     *     *     *

Important Notice:

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. In addition, CBOT members may obtain free copies of the final prospectus and other documents filed by CBOT Holdings or the CBOT from CBOT Holdings by directing a request to the Secretary’s Office.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.